FEDERAL INSURANCE COMPANY

Endorsement No.:	11

Bond Number:	70437181

NAME OF ASSURED:    RBC FUNDS TRUST

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 10 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on February 28, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 24, 2016	By:
Authorized Representative

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No.:	12

Bond Number:	70437181

NAME OF ASSURED:    RBC FUNDS TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

RBC SMID Cap Growth Fund

RBC Enterprise Fund

RBC Small Cap Core Fund

RBC Microcap Value Fund

Prime Money Market Fund

U.S. Government Money Market Fund

Access Capital Community Investment Fund

RBC Mid Cap Value Fund

RBC BlueBay Emerging Market Select Bond Fund

RBC BlueBay Emerging Market Corporate Bond Fund

RBC BlueBay Global High Yield Bond Fund

RBC BlueBay Global Convertible Bond Fund

RBC BlueBay Absolute Return Fund

RBC Emerging Markets Equity Fund

RBC Emerging Markets Small Cap Equity Fund

RBC Short Duration Fixed Income Fund

RBC Ultra-Short Income Fund

RBC Global Opportunities Fund

RBC International Opportunities Fund

RBC Small Cap Value Fund

RBC BlueBay Total Return Credit Fund

RBC BlueBay Emerging Market Unconstrained Fixed Income Fund

This Endorsement applies to loss discovered after 12:01 a.m. on February 28, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 24, 2016	By:
Authorized Representative

ICAP Bond Form 17-02-0949 (Rev. 1-97)	Page 1